Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


WHIRLPOOL UPDATE                                         [WHIRLPOOL CORP. LOGO]

SEPTEMBER 2005

On Aug. 22, 2005, Whirlpool Corporation and Maytag Corporation signed a definitive merger agreement in which Whirlpool will acquire all outstanding shares of Maytag in a cash and stock merger valued at $21 per share. One half of the per share consideration will be paid in cash and the balance in a fraction of a share of Whirlpool common stock as described below.

The Board of Directors of Maytag has approved the merger agreement with Whirlpool and intends to recommend to Maytag's shareholders that they adopt the agreement

Whirlpool Corporation's proposed acquisition of Maytag is an exciting opportunity that will improve our ability to compete in a highly competitive market and create significant value for consumers, trade customers and our shareholders.

Here are some reasons why this merger makes sense for Whirlpool, our trade customers and consumers:

o A COMBINATION OF WHIRLPOOL AND MAYTAG WILL BENEFIT CONSUMERS. The merger will enable the combined company to achieve significant efficiencies. The resulting cost savings will benefit consumers and trade customers, ensuring that we are able to continue to offer competitive prices across a wide array of products, as well as increased quality and innovation.

o THE ACQUISITION WILL ENSURE THAT TRADE CUSTOMERS AND CONSUMERS HAVE ACCESS TO AN ENHANCED MAYTAG BRAND. Whirlpool has a strong operating and financial position, and has been successful in developing innovation and delivering value to consumers and to our trade customers. We believe our investment, focus, brand management, as well as our proven global capabilities, represent an excellent means to enhance the Maytag brands.

o APPLIANCE INDUSTRY COMPETITION IS FIERCE, AND WILL REMAIN SO FOLLOWING THIS ACQUISITION. Competition in the appliance industry is intense and nothing about this acquisition will change that. Consumers have a large and growing number of choices. In addition to brands like Electrolux, GE and Kenmore, more and more consumers are choosing new and expanding appliance brands from LG, Bosch, Samsung and Haier and other global firms. Intense competition will continue, and the efficiencies of this acquisition will allow Whirlpool's and Maytag's brands to compete better against all of these rivals.

o THIS ACQUISITION WILL HELP WHIRLPOOL BETTER SERVE TRADE CUSTOMERS. The four largest appliance retailers in the U.S. - Sears, Lowe's, Home Depot and Best Buy - account for two-thirds of retail sales. Most of the remainder is comprised of large regional buyers and strong buying groups. These large and sophisticated trade customers have many choices, and they demand a competitive offering in product, services and price. This acquisition will help us better earn the business of trade customers at all levels. We would not have pursued this merger if we had not satisfied ourselves that there was strong support for the merger from our customers, who agreed that Whirlpool's acquisition of Maytag is good for them and for consumers.


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Whirlpool Additional information:

This document contains forward-looking statements that speak only as of this date. Whirlpool disclaims any obligation to update such information. Forward-looking statements include, but are not limited to, statements regarding expected earnings per share, cash flow, and material costs for the full year 2005, as well as the expected consequences of enacted price increases. Although Whirlpool believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Many factors could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are:
(1) the cost of raw materials and components, especially steel and the impact of rising oil prices; (2) the financial impact of Whirlpool's announced price changes will be dependent upon such factors as market conditions, the strength of consumer demand for Whirlpool's products, and other factors outside of Whirlpool's control such as the general economic conditions prevailing at the time the new pricing goes into effect; (3) rising worldwide transportation costs due to historically high and volatile oil prices, capacity constraints, and other factors; (4) the ability to gain or maintain market share in an intensely competitive global market; (5) the strength of new and established Asian competitors in the United States and abroad; (6) the success of Whirlpool's global business strategy; (7) Whirlpool's global operating platform initiatives;
(8) the success of the Latin American businesses operating in challenging and volatile environments; (9) continuation of Whirlpool's strong relationship with Sears Holdings Corporation in North America, which accounted for approximately 17% of consolidated net sales of $13 billion in 2004; (10) currency exchange rate fluctuations; (11) social, economic and political volatility in developing markets; (12) continuing uncertainty in the North American, Latin American, Asian and European economies; (13) the effectiveness of the series of restructuring actions Whirlpool has announced and/or completed through 2004;
(14) U.S. interest rates; (15) changes to the obligations as presented in the contractual obligations table; (16) changes in the funded position of the U.S. pension plans; (17) continued strength of the U.S. builder industry; (18) the threat of terrorist activities or the impact of war; (19) Whirlpool's estimate of its annual effective tax rate of approximately 31.7%; and (20) the ability of Whirlpool and Maytag to satisfy the conditions to consummation of the merger agreement between them, including Maytag shareholder approval and regulatory clearances, the timing of such satisfaction and in the event the merger is completed, Whirlpool's ability to realize expected benefits and the timing of such realization.

ADDITIONAL INFORMATION RELATING TO THE MERGER AND WHERE TO FIND IT

Whirlpool and Maytag will file a prospectus/proxy statement with the SEC in connection with the proposed transaction. Investors are urged to read any such prospectus/proxy statement, when available, which will contain important information. The prospectus/proxy statement will be, and other documents filed by Whirlpool and Maytag with the SEC are, available free of charge at the SEC's website (www.sec.gov) or from Whirlpool by directing a request to Whirlpool Corporation, 2000 North M-63, Mail Drop 2800, Benton Harbor, MI 49022-2692,
Attention: Larry Venturelli, Vice President, Investor Relations, or from Maytag Corporation's Web site at www.maytagcorp.com. Neither this communication nor the prospectus/proxy statement, when available, will constitute an offer to issue Whirlpool common stock in any jurisdiction outside the United States where such offer or issuance would be prohibited -- such an offer or issuance will only be made in accordance with the applicable laws of such jurisdiction.

Whirlpool, Maytag and their respective directors, executive officers, and other employees may be deemed to be participating in the solicitation of proxies from Maytag stockholders in connection with the approval of the proposed transaction. Information about Whirlpool's directors and executive officers is available in Whirlpool's proxy statement, dated March 18, 2005, for its 2005 annual meeting of stockholders. Information about Maytag's directors and executive officers is available in Maytag's proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Whirlpool and Maytag will file with the SEC.

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